Zentek Ltd. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Guelph, Ontario, August 27, 2025 - Zentek Ltd. (Nasdaq: ZTEK; TSXV: ZEN) ("Zentek" or the "Company") announces that on August 26, 2025, it received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of the Company's common shares ("Shares") has been below US $1.00 per share for 31 consecutive business days.

The Notification Letter is only a notification of deficiency and not a notice of delisting. As such, the Notification Letter has no immediate effect on the listing or trading of the Company's Shares on the Nasdaq Capital Market under the symbol "ZTEK."

Nasdaq Listing Rules

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's Shares for the 30 consecutive business days from July 14, 2025, to August 25, 2025, the Company has not met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Zentek has a period of 180 calendar days, or until February 23, 2026, in which to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company's Shares must meet or exceed US $1.00 for at least ten consecutive business days during this 180-calendar day period. In the event Zentek does not regain compliance by February 23, 2026, the Company may be eligible for an additional 180 calendar day grace period if it meets the continued listing requirement for market value of publicly held shares (US $1 million) and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price and provides written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If it appears to Nasdaq that Zentek will not be able to cure the deficiency, or if Zentek is not otherwise eligible for additional time to regain compliance, Zentek's Shares will be subject to delisting by Nasdaq. Zentek may still appeal Nasdaq's determination to delist its Shares, and during any appeal process, Zentek's Shares would continue to trade on the Nasdaq Capital Market.

Zentek's management intends to actively monitor the bid price for its Shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

The Company's business operations are not affected by the receipt of the Notification Letter.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek, through its wholly owned subsidiary, Triera Biosciences Ltd., has a global exclusive licence to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.